EXHIBIT 21.1
SUBSIDIARIES OF KILROY REALTY CORPORATION

NAME OF SUBSIDIARY	STATE OF INCORPORATION
OR ORGANIZATION	OR FORMATION
Kilroy Realty, L.P.	Delaware
Kilroy Realty Finance, Inc.	Delaware
Kilroy Realty Finance Partnership, LP.	Delaware
Kilroy Services, LLC	Delaware
Kilroy Realty TRS, Inc.	Delaware
Kilroy Realty Management, L.P.	Delaware
Kilroy RB, LLC	Delaware
Kilroy RB II, LLC	Delaware
Kilroy Realty Northside Drive, LLC	Delaware
Kilroy Realty 303, LLC	Delaware